CUSIP NO. 03460L100	13D	Page 1 of 20

OMB APPROVAL

OMB Number: 3235-0145

Expires: December 31, 2005

Estimated average burden

hours per response 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anesiva, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03460L100

(CUSIP Number)

Nathalie Auber
Sofinnova Ventures, Inc.
140 Geary Street, 10th Floor
San Francisco, CA  94108
(415) 228-3393

_________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03460L100	13D	Page 2 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Venture Partners V, L.P. (“SVP V”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,148,524 shares, except that Sofinnova Management V, L.L.C. (“SM V”) and Sofinnova Management V 2005, L.L.C. (“SM 2005”), the general partners of SVP V, may be deemed to have shared voting power, and Michael F. Powell (“Powell”), Alain L. Azan (“Azan”) and James I. Healy, M.D., Ph.D. (“Healy”), the managing members of SM V and SM 2005, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,148,524 shares, except that SM V and SM 2005, the general partners of SVP V, may be deemed to have shared dispositive power and Powell, Azan and Healy, the managing members of SM V and SM 2005, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,148,524 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.84%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03460L100	13D	Page 3 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Venture Affiliates V, L.P. (“SVA V”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
37,145 shares, except that SM V, the general partner of SVA V, may be deemed to have sole voting power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
37,145 shares, except that SM V, the general partner of SVA V, may be deemed to have sole dispositive power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,145 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.09%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03460L100	13D	Page 4 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Venture Principals V, L.P. (“SVPr V”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,600 shares, except that SM V, the general partner of SVPr V, may be deemed to have sole voting power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
17,600 shares, except that SM V, the general partner of SVPr V, may be deemed to have sole dispositive power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,600 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03460L100	13D	Page 5 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Management V, L.L.C. (“SM V”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
54,745  shares, of which 37,145 shares are owned directly by SVA V and 17,600 shares are owned directly by SVPr V.  SM V, the general partner of SVA V and SVPr V, may be deemed to have sole voting power, and Powell, Azan and Healy, the managing  members of SM V, may be deemed to have shared power to vote the shares owned by SVA V and SVPr V.

6

SHARED VOTING POWER
1,148,524 shares, which are owned directly by SVP V.  SM V and SM 2005, the general partners of SVP V, may be deemed to have shared voting power, and Powell, Azan and Healy, the managing members of SM V and SM 2005, may be deemed to have shared power to vote the shares owned by SVP V.

7

SOLE DISPOSITIVE POWER
54,745 shares, of which 37,145 shares are owned directly by SVA V and 17,600 shares are owned directly by SVPr V.  SM V, the general partner of SVA V and SVPr V, may be deemed to have sole dispositive power, and Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of the shares owned by SVA V and SVPr V.

8

SHARED DISPOSITIVE POWER
1,148,524 shares, which are owned directly by SVP V.  SM V and SM 2005, the general partners of SVP V, may be deemed to have shared dispositive power, and Powell, Azan and Healy, the managing members of SM V and SM 2005, may be deemed to have shared power to dispose of the shares owned by SVP V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,269 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.98%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03460L100	13D	Page 6 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Management V 2005, L.L.C. (“SM 2005”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER
1,148,524 shares, which are owned directly by SVP V.  SM 2005 and SM V, the general partners of SVP V, may be deemed to have shared voting power, and Powell, Azan and Healy, the managing members of SM 2005 and SM V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares.
8

SHARED DISPOSITIVE POWER
1,148,524 shares, which are owned directly by SVP V.  SM 2005 and SM V, the general partners of SVP V, may be deemed to have shared dispositive power, and Powell, Azan and Healy, the managing members of SM 2005 and SM V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,148,524 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.84%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03460L100	13D	Page 7 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Venture Partners VII, L.P. (“SVP VII”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,703,704 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,703,704 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,704 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 03460L100	13D	Page 8 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Management VII, L.L.C. (“SM VII”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,703,704 shares, of which 3,703,704 shares are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,703,704 shares, of which 3,703,704 shares are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,704 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03460L100	13D	Page 9 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Powell (“Powell”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,565 shares, including 67,500 shares issuable to Powell pursuant to outstanding options exercisable within 60 days of December 13, 2007.
6

SHARED VOTING POWER
4,906,973 shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V, 17,600 shares are owned directly by SVPr V and 3,703,704 shares are owned directly by SVP VII. SM V and SM 2005 are the general partners of SVP V, and Powell, a managing member of SM V and SM 2005, may be deemed to have shared power to vote the shares owned by SVP V. SM V is the general partner of SVA V and SVPr V, and Powell, a managing member of SM V, may be deemed to have shared power to vote the shares owned by SVA V and SVPr V. SM VII is the general partner of SVP VII, and Powell, a managing member of SM VII, may be deemed to have shared power to vote the shares owned by SVP VII.

	7	SOLE DISPOSITIVE POWER 67,565 shares, including 67,500 shares issuable to Powell pursuant to outstanding options exercisable within 60 days of December 13, 2007.
8

SHARED DISPOSITIVE POWER
4,906,973 shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V, 17,600 shares are owned directly by SVPr V and 3,703,704 shares are owned directly by SVP VII. SM V and SM 2005 are the general partners of SVP V, and Powell, a managing member of SM V and SM 2005, may be deemed to have shared power to dispose of the shares owned by SVP V. SM V is the general partner of SVA V and SVPr V, and Powell, a managing member of SM V, may be deemed to have shared power to dispose of the shares owned by SVA V and SVPr V. SM VII is the general partner of SVP VII, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of the shares owned by SVP VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,974,538 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.32%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03460L100	13D	Page 10 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alain L. Azan (“Azan”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,203,269 shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V and 17,600 shares are owned directly by SVPr V. SM V and SM 2005 are the general partners of SVP V and Azan, a managing member of SM V and SM 2005, may be deemed to have shared power to vote the shares owned by SVP V.  SM V is the general partner of SVA V and SVPr V, and Azan, a managing member of SM V, may be deemed to have shared power to vote the shares owned by SVA V and SVPr V.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,203,269  shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V and 17,600 shares are owned directly by SVPr V. SM V and SM 2005 are the general partners of SVP V, and Azan, a managing member of SM V and SM 2005, may be deemed to have shared power to dispose of the shares owned by SVP V.  SM V is the general partner of SVA V and SVPr V, and Azan, a managing member of SM V, may be deemed to have shared power to dispose of the shares owned by SVA V and SVPr V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,269 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.98%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03460L100	13D	Page 11 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James I. Healy, M.D., Ph.D. (“Healy”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
4,906,973 shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V, 17,600 shares are owned directly by SVPr V and 3,703,704 shares are owned directly by SVP VII. SM V  and SM 2005 are the general partners of SVP V, and Healy, a managing member of SM V and SM 2005, may be deemed to have shared power to vote the shares owned by SVP V.  SM V is the general partner of SVA V and SVPr V, and Healy, a managing member of SM V, may be deemed to have shared power to vote the shares owned by SVA V and SVPr V.  SM VII is the general partner of SVP VII, and Healy, a managing member of SM VII, may be deemed to have shared power to vote the shares owned by SVP VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
4,906,973 shares, of which 1,148,524 shares are owned directly by SVP V, 37,145 shares are owned directly by SVA V, 17,600 shares are owned directly by SVPr V and 3,703,704 shares are owned directly by SVP VII. SM V and SM 2005 are the general partners of SVP V, and Healy, a managing member of SM V and SM 2005, may be deemed to have shared power to dispose of the shares owned by SVP V. SM V is the general partner of SVA V and SVPr V, and Healy, a managing member of SM V, may be deemed to have shared power to dispose of the shares owned by SVA V and SVPr V. SM VII is the general partner of SVP VII, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of the shares owned by SVP VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,973 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.15%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03460L100	13D	Page 12 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eric P. Buatois (“Buatois”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
3,703,704 shares, of which 3,703,704 shares are owned directly by SVP VII. SM VII is the general partner of SVP VII, and Buatois, a managing member of SM VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
3,703,704 shares, of which 3,703,704 shares are owned directly by SVP VII. SM VII is the general partner of SVP VII, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,704 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 03460L100	13D	Page 13 of 20

This Amendment No. 1 to the Schedule 13D that was filed on December 27, 2005 is being filed to report events in connection with the follow-on public offering of common stock (the “Public Offering”) of Anesiva, Inc. (the “Company”), formerly known as Corgentech Inc., and the over-allotment sale of common stock of the Company (the “Over-Allotment Sale”), each closing on December 13, 2007.

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Anesiva, Inc., a Delaware corporation (the “Company”), formerly known as Corgentech Inc.  This Schedule is being filed a behalf of Sofinnova Venture Partners V, L.P., Sofinnova Affiliates V, L.P., Sofinnova Venture Principals V, L.P., Sofinnova Management V, L.L.C., Sofinnova Management V 2005, L.L.C., Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Michael F. Powell, Alain L. Azan, James I. Healy, M.D., Ph.D. and Eric P. Buatois.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001, of the Company.  The principal executive offices of the Company are located at 650 Gateway Boulevard, South San Francisco, California 94080.

Item 2.  Identity and Background

(a)

Name:

This Statement is filed by Sofinnova Venture Partners V, L.P., a Delaware limited partnership (“SVP V”), Sofinnova Venture Affiliates V, L.P., a Delaware limited partnership (“SVA V”), Sofinnova Venture Principals V, L.P., a Delaware limited partnership (“SVPr V”), Sofinnova Management V, L.L.C., a Delaware limited liability company (“SM V”), Sofinnova Management V 2005, L.L.C., a Delaware limited liability company (“SM 2005”), Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Michael F. Powell (“Powell”), Alain L. Azan (“Azan”), James I. Healy, M.D., Ph.D. (“Healy”) and Eric P. Buatois (“Buatois”), each of whom is a managing member of SM V and/or SM 2005 and/or SM VII.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM V and SM 2005, the general partners of SVP V, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP V.  Powell, Azan and Healy are managing members of SM V and SM 2005 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP V.

SM V, the general partner of SVA V and SVPr V, may be deemed to have shared power to vote and shared power to dispose of shares of the issue directly owned by SVA V and SVPr V. Powell, Azan and Healy are managing members of SM V and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by SVA V and SVPr V.

SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP VII.  Powell, Healy and Buatois are managing members of SM VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP VII.

CUSIP NO. 03460L100	13D	Page 14 of 20

(b)

Residence or business address:

The address for each of the Reporting Persons is:

Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor

San Francisco, California  94108

 (c)

SM V and SM 2005 are the general partners of SVP V. SM V is the general partner of SVA V and SVPr V.  SM VII is the general partner of SVP VII.  Sofinnova is a venture capital firm.  Powell, Azan and Healy are the managing members of SM V and SM 2005.  Powell, Healy and Buatois are the managing members of SM VII.

(d)

None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship.

SVP V, SVA V, SVPr V and SVP VII are Delaware limited partnerships.  SM V, SM 2005 and SM VII are Delaware limited liability companies.  Powell, Azan, Healy and Buatois are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

SVP VII purchased 3,703,704 shares of the Company’s common stock at $4.05 per share in the Public Offering and the Over-Allotment Sale.  The source of the funds for the shares was working capital.

Item 4.  Purpose of Transaction

The Reporting Persons each hold the securities described in Item 5 for investment purposes only.

Depending on prevailing market, economic and other conditions, each of the Reporting Persons may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Likewise, each of the Reporting Persons may from time to time elect to sell or otherwise dispose of their respective holdings in the Company.

Each of the Reporting Persons intends to review its respective investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP NO. 03460L100	13D	Page 15 of 20

Item 5.  Interest in Securities of the Issuer

(a) – (b)

See Rows 5-9 and 11 of the cover page for each Reporting Person.

Share numbers for SVP V and related persons and entities reported in the Original 13D have been corrected in this Amendment No. 1.

(c)

On December 13, 2007, SVP VII purchased an aggregate of 3,703,704 shares of the Company’s common stock at $4.05 per share in connection with the Company’s Public Offering and Over-Allotment Sale.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Agreement of Joint Filing

CUSIP NO. 03460L100	13D	Page 16 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2007
SOFINNOVA VENTURE PARTNERS V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
By: Sofinnova Management V 2005, L.L.C., a Delaware Limited Liability Company
Its: General Partners

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE AFFILIATES V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE PRINCIPALS V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT V, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

CUSIP NO. 03460L100	13D	Page 17 of 20

SOFINNOVA MANAGEMENT V 2005, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership
By: Sofinnova Management VII, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

MICHAEL F. POWELL

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

ALAIN L. AZAN

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

ERIC P. BUATOIS

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

CUSIP NO. 03460L100	13D	Page 18 of 20

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 03460L100	13D	Page 19 of 20

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Anesiva, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 21, 2007
SOFINNOVA VENTURE PARTNERS V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
By: Sofinnova Management V 2005, L.L.C., a Delaware Limited Liability Company
Its: General Partners

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE AFFILIATES V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE PRINCIPALS V, L.P., a Delaware Limited Partnership
By: Sofinnova Management V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT V, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

CUSIP NO. 03460L100	13D	Page 20 of 20

SOFINNOVA MANAGEMENT V 2005, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership
By: Sofinnova Management VII, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

MICHAEL F. POWELL

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

ALAIN L. AZAN

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

ERIC P. BUATOIS

By: /s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact